Star Peak Energy Transition Corp.

1603 Orrington Avenue, 13th Floor
Evanston, Illinois 60201
January 22, 2021

VIA EDGAR

Attention:	Ernest Greene

Anne McConnell

Geoff Kruczek

Sherry Haywood

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Re:	Star Peak Energy Transition Corp. Registration Statement on Form S-4 Filed December 17, 2020 File No. 333-251397

Ladies and Gentlemen:

This letter sets forth the response of Star Peak Energy Transition Corp. (the “Company” or “STPK”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated January 13, 2021, with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing a revised Registration Statement on Form S-4 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Registration Statement on Form S-4 filed December 17, 2020

Summary Historical Financial Information of STPK, page 14

1.	Staff’s comment:

Please more appropriately label and identify the Class A common stock subject to redemption and position it before the other equity balances included in permanent equity. This comment is also applicable to the disclosures in Selected Historical Financial Information of STPK on page 89.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 14 and 90 of the Revised Registration Statement.

Unaudited Historical Comparative and Pro Forma Combined Per Share Information of STPK and Stem, page 19

2.	Staff’s comment:

Please provide Stem loss per share and book value per share information as of and for the nine months ended September 30, 2020 and the year ended December 31, 2019. Refer to Part I.A, Item 3(f) of Form S-4.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 19 of the Revised Registration Statement.

3.	Staff’s comment:

Please provide pro forma equivalent per share disclosures as required by Part I.A, Item 3(f) of Form S-4.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 19 and 20 of the Revised Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, page 67

4.	Staff’s comment:

Please revise the pro forma balance sheet to show the number of shares authorized, issued and outstanding on a historical and pro forma basis.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 69 of the Revised Registration Statement.

5.	Staff’s comment:

Refer to adjustment (4) on page 68. Please clarify how you determined the amount of cash to be paid to the redeeming stockholders under Scenario 2 based on the number of shares to be redeemed. In addition, given the disclosure that there is a minimum consolidated cash balance requirement of $200 million, please clarify why the pro forma balance of cash and cash equivalents under Scenario 2 appears to be less than that requirement.

Response:

The Company respectfully acknowledges the Staff’s comment and notes that this disclosure in the initial Registration Statement was incorrect when it stated the $200.0 million requirement was after giving effect to the payments to redeeming stockholders, transaction expenses and the repayment of any borrowings. Per the merger agreement, the $200.0 million is net of payments to redeeming stockholders, but prior to giving effect to the payment of any transaction expenses and the repayment of any borrowings. Without the exclusion of the $53.754 million in transaction expenses, the pro forma balance sheet under Scenario 2 will have a cash and cash equivalents balance in excess of the $200.0 million requirement.

The minimum cash balance of $200.0 million is calculated as follows: $383.6 million of cash and marketable securities - held in trust, plus the $225.0 million received from the PIPE Investment, less the $383.6 million maximum redemption amount payable to redeeming shareholders presented in adjustment (4), resulting in a balance in excess of the required minimum cash balance of $200.0 million.

The Company has accordingly revised the disclosure on page 68 of the Revised Registration Statement.

Unaudited Pro Forma Condensed Combined Statements of Operations, page 70

6.	Staff’s comment:

Please disclose historical loss per share information for Stem, Inc. in column A on page 70 for the period ended September 30, 2020 and in column C on page 71 for the year ended December 31, 2019.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 70 and 72 of the Revised Registration Statement.

7.	Staff’s comment:

Based on disclosures throughout the filing that appear to indicate the Founders of STPK will exchange their class B common shares for class A common shares, please clarify and explain why you present any pro forma loss per share disclosures related to the class B Shares here and on pages 19 and 20.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the shares of the Company’s Class B common stock will automatically convert into shares of the Company’s Class A common stock on a one-for-one basis upon the closing of the business combination transaction pursuant to the Company’s existing charter. To address the Staff’s point, the Company has revised its presentation on pages 19, 20 and 70 of the Revised Registration Statement to remove the pro forma loss per share disclosure related to the Class B common stock.

Recommendation of the STPK Board of Directors, page 75

8.	Staff’s comment:

Please revise to quantify the amount of expense and other reimbursement discussed on page 76.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 77 of the Revised Registration Statement.

STPK’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 91

9.	Staff’s comment:

Please clarify or revise the apparent inconsistency in the disclosures related to management’s determination of STPK’s ability to continue as a going concern disclosed in the third paragraph on page 94 and the disclosures in note 1 on page F-25.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has removed the inconsistent disclosure related to management’s determination of STPK’s ability to continue as a going concern, that was previously disclosed on page 94 of the initial Registration Statement.

Intellectual Property, page 107

10.	Staff’s comment:

Please describe briefly the claims covered by the intellectual property you hold.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 108 of the Revised Registration Statement.

Selected Historical Consolidated Financial Information of Stem, page 122

11.	Staff’s comment:

Please also present total assets, long term debt, and losses per share as of and for each period presented.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 123 of the Revised Registration Statement.

Stem’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Operating Metrics, page 126

12.	Staff’s comment:

We note you present a key operating metric you identify as “Bookings”. Please revise your disclosures to more fully disclose and discuss when and how “bookings” are expected to be recognized in revenue and explain the reasons for the significant difference between the amounts of cumulative “bookings” disclosed here and the amount of the remaining performance obligations disclosed in note 3 on page F-53 and note 3 on page F-85.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 127 and 128 of the Revised Registration Statement.

Liquidity and Capital Resources

Cash Flows – Quarterly Results, page 134

13.	Staff’s comment:

In your discussion of cash flows, you disclose that the net cash inflow from changes in operating assets and liabilities was primarily driven by an increase in deferred revenue of $32.3 million due to upfront payments and rebate incentives received in the period, a decrease in deferred costs with suppliers of $2.8 million, and an increase in accounts payable and accrued expenses of $2.8 million, partially offset by an increase in inventory of $17.6 million in line with revenue growth, including growth in hardware sales, an increase in accounts receivable of $6.0 million, an increase in contract origination costs of $2.1 million related to commissions paid on new contracts executed in the period and a decrease of $0.5 million in lease liabilities. Please expand your narrative here and on page 136 to more fully explain the reasons for the changes in the line items noted including but not limited to the changes in accounts payables and accrued expenses and accounts receivable.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 136 and 137 of the Revised Registration Statement.

14.	Staff’s comment:

Please quantify and more fully disclose and discuss Stem’s long term liquidity requirements and priorities and address potential changes in those priorities based on the impact of changes in the amount of cash available on a pro forma basis based on the amount of redemptions.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 133 and 134 of the Revised Registration Statement.

Critical Accounting Policies and Estimates

Stock Based Compensation, page 140

15.	Staff’s comment:

Please quantify and more fully discuss changes in the estimated fair value of Stem during the periods presented. Please also address any material differences between the valuations used to determine the fair value of recently granted stock options and warrants relative to the fair value implied by the current merger transaction.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that for all periods presented, the fair values of Stem’s equity underlying Stem’s share-based awards were estimated by Stem’s board of directors (the “Board”), in consultation with an independent third-party appraiser.

Valuation Approach: Historically, Stem has determined the fair value of Stem’s equity, including common stock underlying option grants and preferred stock underlying the various warrants, by considering a variety of factors including, among other things, timely valuations of Stem’s equity prepared by an independent third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Given the absence of a public trading market for Stem’s equity, the Board exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value, including important developments in Stem’s operations, its stage of development, valuations performed by an independent third-party valuation firm, sales of Stem’s preferred stock, actual operating results and financial performance, the conditions in similar industry sectors and the economy in general, the stock price performance and volatility of comparable public companies, the lack of liquidity of Stem’s equity, and the likelihood of achieving a liquidity event, such as an initial public offering, merger or sale of Stem.

Valuation History: As of January 2019, Stem’s 409A valuation yielded a common stock value of $0.52 per share. In March 2019, Stem had difficulty funding projects due to liquidity concerns. Funding delays negatively affected liquidity, and Stem commenced a funding round led by insiders which resulted in the sale of convertible notes of approximately $65.0 million, which began in April 2019 and materially concluded in July 2019 to ease the liquidity concerns. The agreement with the investor included the notes being sold with a two times liquidation preference in the event of a liquidation. Further the investors were given the ability to exchange less senior preferred stock, or in some cases common stock, for Series D’ preferred stock. In conjunction with this transaction, Stem also issued warrants to the convertible note investors, giving such investors the option to purchase either Series D’ preferred stock or the next series of preferred equity issued by Stem. Such investment further drove down the value available to common stockholders. In November 2019, Stem also initiated a process to either sell the company outright or raise additional capital through the sale of Series E preferred stock, which generated significant initial interest from potential investors or buyers. At that point in time, an analysis performed by Stem’s financial advisors led to the conclusion that Stem had market strength and a target list was determined. Stem’s Board ultimately concluded that a sale scenario was preferable due to difficult equity markets at that time but left open the possibility of a sale of Series E preferred stock. Liquidity concerns arose again and a second round of funding through the sale of approximately $14.0 million of convertible notes to insiders concluded in January 2020.

As of January 2020, the 409A valuation of Stem’s common stock was determined to be $0.43 per share due, in part, to the impact of the two times liquidation preference included in the convertible notes issued in 2019 and January 2020. In March 2020, Stem concluded initial diligence for a possible sale. Due to the lack of serious offers for the purchase of Series E preferred stock, Stem paused on further pursuit of the Series E financing at that time. Stem received indicative offers for the purchase in March and April 2020, none of which would have resulted in proceeds to the common stockholders of Stem. Between April 2020 to August 2020, extensive due diligence occurred related to the indicative offers to purchase Stem outright. Beginning in July 2020, Stem started to investigate entering into a transaction with a special purpose acquisition company (“SPAC”). By the end of August, the indicative offers had declined from the initial indications and would have resulted in no proceeds to several classes of preferred stock as well as the common. In July through September 2020, there were initial SPAC meetings, and a non-binding letter of intent was executed with Star Peak Energy Transition Corp. on September 28, 2020, contemplating the eventual signing of a merger agreement subject to the completion of diligence efforts. The letter of intent specified a pre-money equity value of $650.0 million but was subject to reasonable uncertainty, including diligence which commenced thereafter as well as the successful completion of a $150.0 million PIPE as a critical part of the successful execution of the transaction.

For the January 2020 409A valuation, as well all previous valuations, Stem applied valuation methods that relied on a continuing operations scenario approach, whereby during the periods discussed above, the time to liquidity was two to four years, as adjusted as appropriate depending on the valuation date. With the signing of the letter of intent with STPK on September 28, 2020, Stem adjusted its valuation assumptions in the September 30, 2020 409A valuation report. Specifically beginning with the September 2020 409A valuation Stem utilized a combination approach relying on (1) a continued operations scenario and (2) a transaction scenario, which Stem describes as the hybrid method (the “Hybrid Method”). The Hybrid Method is appropriate for a company expecting a near term liquidity event, but where, due to market or other factors, the likelihood of completing the liquidity event is uncertain. The Hybrid Method is also appropriate when various possible future outcomes are assumed by management of Stem. The Hybrid Method considers a company’s going concern nature, stage of development and the company’s ability to forecast near and long-term future liquidity scenarios. The Hybrid Method was deemed the most appropriate due to the attainment of a non-binding letter of intent with STPK. The outcomes of each scenario are each assigned a probability and a future equity value under each outcome is then estimated.

A discussion of the two scenarios used in the Hybrid Method as of September 30, 2020 is as follows:

Continuing Operations Scenario:

Under the continuing operations scenario (the “Continuing Operations Scenario”), Stem utilized an Income and Market approach to estimate the enterprise value of Stem and the option pricing model (“OPM”) to allocate the resulting enterprise value to the various classes of securities of Stem, resulting in a per share value of $1.02 per common share, prior to a discount for the lack of marketability being applied. The OPM assumptions included a time to liquidity event of 1.75 years and a volatility of 75%. The term considers the need for additional capital in this scenario. A discount for lack of marketability (“DLOM”) of 35.0% was applied based on various put option models assuming a term of 1.75 years and a common stock volatility of 104.2% resulting in a per common share value of $0.66 at September 30, 2020 under the Continuing Operations Scenario.

Transaction Scenario:

Under the transaction scenario (the “Transaction Scenario”), the convertible debt and all classes of preferred stock are assumed to convert into common stock, and based on the pre-money equity value of $650.0 million results in a per share value of $2.098 per common share, prior to a discount for the lack of marketability being applied. Such per share value is based on the preliminary expected conversion ratio of Stem stock to STPK that will occur upon merger. A DLOM of 11% was applied based on various put option models assuming a term of 0.34 years and overall company volatility of 75% as well as a present value factor of 35% based on the same term, resulting in a per common share value of $1.69 at September 30, 2020 under the Transaction Scenario.

The application of the Hybrid Method resulted in a per common share value of $0.93 at September 30, 2020. Such value is derived based on a weighted value assigned to the Continuing Operations Scenario ($0.66) at 75% and Transaction Scenario at 25% ($1.69). The weightings reflect the uncertainty regarding the completion of the transaction, which is reflective and consistent with uncertainties Stem experienced when undergoing an unsuccessful sale process during the first half of 2020. Further, the weightings reflect the non-binding nature of the term sheet and that diligence was not initiated until October 2020 and continued through the middle of November 2020. The transaction also required the successful conclusion of a PIPE transaction initially sized at $150.0 million and initial meetings did not begin until early November with potential investors. The SPAC process, inclusive of the PIPE, was completed in early December 2020, and a merger agreement with STPK was executed on December 3, 2020, and at such point Stem believed the likelihood of the SPAC Merger consummating increased significantly.

Impact on Measurement of Share-based Payment Awards:

Stem granted approximately 2.4 million options during the nine months ended September 30, 2020. Stem has included the following chart which reflects the date of the option grant and the total options granted, and the fair value of the underlying common stock used to value such awards for accounting purposes. Such options were measured at fair value on the date of grant.

Date of Option Grant	# of Options Granted	Fair Value of Underlying Stock*
4/22/2020	1,135,000	$0.60
8/13/2020	1,305,000	$0.83

*To evaluate the fair value of the underlying shares for grants between two independent valuations and after the last independent valuation, a linear interpolation framework was used to evaluate the fair value of the underlying shares granted between January 31, 2020 and September 30, 2020, where the fair value of the underlying stock was $0.43 per share and $0.93 per share, respectively. Stem determined that a linear interpolation was appropriate as there were no material changes in Stem’s business, including no changes to the Athena technology, Stem services and products, as well as in the Stem cost structure and financial condition in the intervening period. There were also no material third-party arm’s length transactions in the entity’s equity during this period. Other than the non-binding Preliminary Term Sheet, which was not signed between STPK and Stem until September 28, 2020, there were no material transactions during the intervening period that would impact Stem’s valuation.

As described in the notes to Stem’s consolidated financial statements, Stem has also issued preferred stock warrants that are liability-classified, which upon issuance are measured at fair value and then are subject to re-measurement at each balance sheet date, with changes in the fair value of warrants recognized within change in fair value of warrants and embedded derivative within other income (expense) in the consolidated statements of operations. Consistent with Stem’s determination of the fair value of common stock as described above, in determining the fair value of the preferred stock underlying the preferred stock warrants as of September 30, 2020, Stem weighted the value assigned to the Continuing Operations Scenario at 75% and Transaction Scenario at 25%. Consistent with its common stock valuation, Stem applied a DLOM to its preferred stock.

The valuation of the warrant liabilities is determined using a Black-Scholes Option Pricing Model and included the fair value per share of preferred stock as an input. Given the increase in the enterprise value as of the September 30, 2020 valuation date, and similar to Stem’s common shares, there was an increase in the fair value of the preferred shares at September 30, 2020 and consequently consistent impacts on the increasing value of the preferred share warrants. Stem anticipates potentially significant re-measurement increases to the warrant liability as of December 31, 2020, given the likely probability of the Transaction Scenario at such time.

Management of Stem after the Merger

Directors, page 147

16.	Staff’s comment:

Please revise to briefly discuss, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for your company, in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 147, 148 and 149 of the Revised Registration Statement.

Unaudited Prospective Financial Information of Stem, page 153

17.	Staff’s comment:

You state that Stem believes the assumptions in the prospective financial information were reasonable at the time the financial information was prepared, given the information Stem had at the time. In addition, you indicate the prospective financial information assumes acquisitions based on past experience and assumes that the organic growth rate of any acquired businesses match the growth rate of the standalone Stem business. Please address the following:

•	Given that you have disclosed only one acquisition in December 2018, disclose to what extent acquisitions are included in your prospective information;

•	Describe the material assumptions underlying your projections; and

•	Address any material differences between 2020 estimated and actual results.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that prospective acquisitions are not included as assumptions in the prospective financial information. To address the Staff’s point, the Company has revised the disclosure on page 155 of the Revised Registration Statement by removing the references to prospective acquisitions.

The Company respectfully submits that Stem’s prospective financial information was developed by management’s evaluation of the business, industry, history, and prospects using company and market statistics as well as analyst estimates. Revenue estimates, inclusive of both FTM and BTM market activities, were formulated using estimates for the size of the total addressable market from Wood Mackenzie, a global energy research and consultancy group, among others for each specific market segment. Stem assumed forecasted market share assumptions that are generally in line with market expectations regarding share statistics for Stem. Estimates for hardware costs utilized third-party estimates for stationary energy storage systems from Bloomberg New Energy Finance, a primary research service that covers clean energy and related industries, among other data services. Stem’s existing costs for delivery of software services and expenses related to personnel and operations formed the basis of forecast operational expenses. All estimates utilized evaluation of publicly available financial data of certain publicly traded companies that Stem deemed relevant. In addition, the development of the prospective financial information included, but was not limited to, analysis of Stem’s historical audited consolidated financial statements, internally prepared unaudited financial statements and the financial budget for the fiscal years ending December 2020 through 2021.

The Company respectfully submits that Stem does not expect any material differences between 2020 estimated and actual results.

18.	Staff’s comment:

Please revise to disclose the material assumptions underlying the year-over-year growth you disclose in the table on page 154.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 156 and 157 of the Revised Registration Statement.

Background of the Merger, page 157

19.	Staff’s comment:

Please revise this section to describe how the nature and amount of consideration and material terms of the transactions, including the related agreements, evolved during negotiations between the parties. We note, for example, “initial terms” that were proposed and “revised terms,” but it is unclear what the initial terms were or how the revised terms differed. It is similarly unclear how the parties negotiated and reached agreement on the terms of the merger agreement and related agreements, including any proposals and counterproposals made by each party.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 160, 161 and 162 of the Revised Registration Statement.

Investor Rights Agreement, page 162

20.	Staff’s comment:

Please disclose in the notes to the financial statements whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

Response:

The Company respectfully acknowledges the Staff’s comment and respectfully advises that the Investor Rights Agreement does not include cash or other penalties resulting from delays in registration of the common stock.

Material U.S. Federal Income Tax Consequences, page 206

21.	Staff’s comment:

Please disclose the anticipated tax consequences of the business combination transaction. Also, if the tax consequence you disclose represent the opinion of counsel, as indicated by To-be-filed Exhibit 8.1, please ensure the disclosure names counsel and that the disclosure represents its opinion.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that it expects no tax consequences resulting from the business combination transaction to current holders of the Company’s Class A common stock unless such holders elect to redeem their shares. To address the Staff’s point, the Company has removed the extraneous reference to Exhibit 8.1.

Financial Statements - STPK

Report of Independent Registered Public Accounting Firm, page F-2

22.	Staff’s comment:

Please have your auditor ensure that the first sentence of their report refers to the correct financial periods presented. In this regard, it appears to us that the current reference to the “period from October 29, 2018 through December 31, 2019” should be for the period from October 29, 2018 through December 31, 2018.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page F-2 of the Revised Registration Statement.

Equity Method Investments, page F-43

23.	Staff’s comment:

You disclose that you have ownership interest in SPEs that you do not control and you use the equity method to account for your investment in these SPEs. On page 133, you disclose that you enter into arrangements where you finance the cost of energy storage systems via special purpose entities (“SPE”) that you establish with outside investors. You disclose that these SPEs are not consolidated in your financial statements but are accounted for as equity method investments. Please confirm the SPEs referenced are the same SPEs disclosed here and in note 16 on page F-69. Please explain to us if you evaluated the SPEs under the voting interest model and tell us if and how you considered whether the SPEs are variable interest entities. Refer to ASC 810-10-15-14.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that the SPEs referenced in note 16 are the same SPEs entered into to finance the cost of energy storage systems.

For the unconsolidated SPEs listed in note 16, Stem evaluated the legal entities and determined that the SPEs are variable interest entities (“VIEs”) because the equity at risk holders as a group lack the power to direct the most significant activities. More specifically, either the SPEs have insufficient equity at risk and/or Stem as the non-managing member does not hold substantive kickout rights or participating rights in the SPEs. This conclusion is pursuant to an evaluation of the guidance specific to limited partnerships (or similar entities) in ASC 810-10-15-14(b)(1)(ii) which states, in part:

For limited partnerships, partners lack that power if neither (01) nor (02) below exists.

A simple majority or lower threshold of limited partners (including a single limited partner) with equity at risk is able to exercise substantive kick-out rights (according to their voting interest entity definition) through voting interests over the general partner(s).

Limited partners with equity at risk are able to exercise substantive participating rights (according to their voting interest entity definition) over the general partner(s).

Because the SPEs are managing member / non-managing member LLCs, their governance is structured similar to limited partnerships. ASC 810-10-05-3 states, in part:

Throughout this Subtopic, any reference to a limited partnership includes limited partnerships and similar legal entities. A similar legal entity is an entity (such as a limited liability company) that has governing provisions that are the functional equivalent of a limited partnership

Because the SPEs are VIEs, Stem evaluated them for consolidation under the VIE model, not the voting interest model.

Stem advises that the financial statements of such unconsolidated SPEs are comprised solely of (1) the energy storage systems sold by Stem to the SPEs, (2) certain immaterial liabilities and (3) the equity investment made by Stem and the other investor to the SPE. As described within the financing obligations accounting policy note to Stem’s consolidated financial statements, Stem legally sells certain energy storage systems associated with existing Host Customer Contracts and will assign the Host Customer Contract to the SPEs in exchange for an upfront cash payment. However, no changes to the Host Customer Contract are made and Stem retains the obligation to both maintain the energy storage systems and provide energy optimization services to the Host Customer. Stem will then pay the SPE all future cash flows from the Host Customer Contract as payments are received. Stem accounts for such transactions in accordance with ASC 470-10-25-1 and 25-2 as a sale of future revenue whereby the proceeds received from the SPE are recorded as debt. This is because the transaction with the SPE does not purport to be a sale and Stem has significant continuing involvement in the generation of the cash flows due to other SPE investors. Because the transaction with the SPE is not purported to be sale of the energy storage system and Stem does not believe control of the systems have been transferred to the SPE, such systems remain on Stem’s consolidated balance sheet. Stem continues to report revenue and expenses associate with operation, maintenance and energy optimization services provided to the Host Customer, and record payments made to the SPE as debt payments with the corresponding debt amortizing the using the interest method in accordance with ASC 470-10-35-3.

Financial Statements - Stem

Summary of Significant Accounting Policies

Variable Interest Entities, page F-43

24.	Staff’s comment:

You disclose that you evaluate your relationships with VIEs on an ongoing basis to determine whether you are the primary beneficiary. During 2018, you acquired the outstanding non-controlling interests of a consolidated VIE and, as such, no longer consolidate any VIEs as of December 31, 2019 and 2018. Please address the following:

•	Explain if and how, after you acquired the outstanding non-controlling interest of the consolidated VIE, you evaluated the entity for consolidation under another accounting model and clarify your current accounting for the entity; and

•	Given that you are no longer consolidate any VIEs, explain what consideration you gave to the disclosure requirements for VIEs when you are not the primary beneficiary, if applicable. Refer to ASC 810-10-50-4 and 50-5A.

Response:

Upon acquisition of the outstanding non-controlling interests of the consolidated VIE, Stem owned 100% of the outstanding equity interest in the VIE. While certain variable interest holders continued to exist, Stem has both (1) the power to direct the activities of the VIE that most significantly affect the VIE’s economic performance and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE and was therefore determined to be the primary beneficiary of the VIE resulting in consolidation of the VIE. At December 31, 2019 and 2018, the VIE had net assets of less than $6.0 million. As the entity continues to be consolidated by Stem under the VIE model, the disclosure on page F-43 has been amended to remove the statement that Stem no longer consolidates any VIEs.

For Stem’s investments in unconsolidated VIEs, Stem considered the disclosure requirements under ASC 810-10-50-4 and ASC 810-10-50-5A. Given that substantially all the assets and liabilities of the SPEs remain consolidated on Stem’s balance sheet as a consequence of the application of the sale of future revenue guidance, Stem concluded that the addition of the disclosures noted within ASC 810-10-50-4 and ASC 810-10-50-5A may be potentially misleading to users of the financial statements, since such amounts are reflected within the consolidated results, therefore such disclosures were not included.

Energy Storage Systems, Net, page F-45

25.	Staff’s comment:

We note that you have determined you do not transfer control of energy storage systems, installed at customer locations, to the customer and therefore they do not qualify as a leased asset. Please provide us a more comprehensive explanation and analysis of the terms and conditions of your agreements with customers, including how you determined they do not meet the definition of a lease under ASC 842.

Response:

The Company respectfully submits that Stem utilizes energy storage systems installed at customer locations in its provision of energy optimization services under Stem’s host customer arrangements. In such arrangements, the contracts require Stem to deliver and install certain equipment at the customer’s site while retaining legal ownership of the equipment. The equipment consists of an energy storage system manufactured by a third-party, and a PowerMonitor, a sub-metering device that tracks the equipment in real-time and sends commands for when to store and deploy energy. Stem’s cloud-based, software-enabled, Athena platform (“Athena”) communicates with the installed equipment and combines information such as energy rates, upcoming tariff or rate changes, demand response opportunities, weather forecasts, and real-time energy use rates to continually optimize each customer’s unique energy usage pattern. The decisions that most significantly affect the utilization of the energy storage system relate to when the system charges and discharges. The Stem controlled Athena platform determines when the system charges and when it discharges. That is, Stem through the Athena platform, determines how and for what purpose the energy storage system is used throughout the contract term. The host customer does not have the ability or right to turn the equipment on or off during the contract term, nor does it have any other decision-making rights about the use of the equipment during the contract term. The customer would be in breach of the contract if they were to attempt to alter the operation or operational instructions of the equipment and such actions would adversely impact Stem’s ability to optimize the customer’s energy consumption.

As per ASC 842-10-15-2, the first step at contract inception is to determine whether a contract is or contains a lease. The definition of a lease is provided in ASC 842-10-15-3 through 15-4:

15-3 A contract is or contains a lease if the contract conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. A period of time may be described in terms of the amount of use of an identified asset (for example, the number of production units that an item of equipment will be used to produce).

15-4 To determine whether a contract conveys the right to control the use of an identified asset (see paragraphs 842-10-15-17 through 15-26) for a period of time, an entity shall assess whether, throughout the period of use, the customer has both of the following:

a.	The right to obtain substantially all of the economic benefits from use of the identified asset (see paragraphs 842-10-15-17 through 15-19)

b.	The right to direct the use of the identified asset

The equipment installed at the customer’s site is explicitly specified in the contract, and therefore, represents an identified asset in accordance with paragraph 15-3. In relation to the identified asset, Stem first assessed whether it has the right to direct the use of the identified asset. ASC 842-10-15-20 states:

15-20 A customer has the right to direct the use of an identified asset throughout the period of use in either of the following situations:

a.	The customer has the right to direct how and for what purpose the asset is used throughout the period of use (as described in paragraphs 842-10-15-24 through 15-26).

b.	The relevant decisions about how and for what purpose the asset is used are predetermined (see paragraph 842-10-15-21) and at least one of the following conditions exists:

1.  The customer has the right to operate the asset (or to direct others to operate the asset in a manner that it determines) throughout the period of use without the supplier having the right to change those operating instructions.

2.   The customer designed the asset (or specific aspects of the asset) in a way that predetermines how and for what purpose the asset will be used throughout the period of use.

Additionally, ASC 842-10-15-24 and 25 further explain how to evaluate whether the customer has the right to direct how and for what purpose (“HAFWP”) the asset is used or effectively controls the relevant decisions about how and for what purpose the asset is used as follows:

15-24 A customer has the right to direct how and for what purpose an asset is used throughout the period of use if, within the scope of its right of use defined in the contract, it can change how and for what purpose the asset is used throughout that period. In making this assessment, an entity considers the decision-making rights that are most relevant to changing how and for what purpose an asset is used throughout the period of use. Decision-making rights are relevant when they affect the economic benefits to be derived from use. The decision-making rights that are most relevant are likely to be different for different contracts, depending on the nature of the asset and the terms and conditions of the contract.

15-25 Examples of decision-making rights that, depending on the circumstances, grant the right to direct how and for what purpose an asset is used, within the defined scope of the customer’s right of use, include the following:

a.	The right to change the type of output that is produced by the asset (for example, deciding whether to use a shipping container to transport goods or for storage, or deciding on the mix of products sold from a retail unit)

b.	The right to change when the output is produced (for example, deciding when an item of machinery or a power plant will be used)

c.	The right to change where the output is produced (for example, deciding on the destination of a truck or a ship or deciding where a piece of equipment is used or deployed)

d.	The right to change whether the output is produced and the quantity of that output (for example, deciding whether to produce energy from a power plant and how much energy to produce from that power plant).

The host customer (by virtue of occupying and using the space where the equipment is installed) determines when energy is used by the facility. Stem therefore considered whether the ability to determine when energy would be used by the host facility would effectively equate to the host customer having control over HAFWP the equipment is used. This might be the case, for example, if every time the host customer turned on a light, the equipment would serve the energy needs (i.e., the battery would discharge). However, although the host customer decides when to use energy (e.g., by switching a light on or off), the host customer does not control how that demand for energy will be fulfilled (i.e., whether through energy from the grid or the equipment). Instead, the Athena platform decides whether and when to discharge the battery using the inputs outlined above to determine which source of energy will result in optimal energy costs when the host customer demands the energy. As noted above, the decisions that most significantly affect the economic benefit provided by the equipment are decisions around charging and discharging. These decisions are made by Stem through the Athena platform. The customer does not have any control over how and for what purpose the energy storage system is used.

Although the Athena platform is designed to make the dispatch decisions regarding the use of the equipment, Stem also considered whether the host customer is involved in the design of or has the ability to override the Athena platform such that the host customer would effectively have decision-making rights over the relevant decisions (akin to dispatch rights). The host customer is not involved in the design of the Athena platform and relies on Stem’s expertise and development of the Athena platform to ensure its energy usage is optimized. The host customer does not have the contractual right nor practical ability to override any aspect of the equipment or the Athena platform. As the Athena platform is Stem’s proprietary technology and controlled by Stem (and delivered by the service), Stem believes it (rather than the host customer) has control over determining HAFWP the equipment is used. Therefore, the use of the equipment to provide services to the host customer does not qualify as a lease arrangement in accordance with ASC 842.

Recently Issued Accounting Standards, page F-51

26.	Staff’s comment:

We note that you have disclosed when recently issued accounting standards are effective for you. We note that you did not disclose when you will adopt ASU 2019-12 (Topic 740), ASU 2020-04 and ASU 2020-06. Given your intention to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, please revise your disclosure to disclose the date on which you will adopt the recently issued accounting standard, assuming you remain an EGC at such time. Refer to Question 14 of the Jumpstart Our Business Startups Act Frequently Asked Questions.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages F-52, F-84, and F-85 of the Revised Registration Statement.

For ASU 2020-04, entities are permitted to apply the amendments to all contracts, cash flow and net investment hedge relationships that exist as of March 12, 2020. Stem does not have any arrangements that apply reference rates as of March 12, 2020, as such, such standard is not applicable to Stem. Stem has revised its disclosure to remove the disclosure around ASU 2020-04 from the Revised Registration Statement.

Revenue, page F-53

27.	Staff’s comment:

In regard to your revenue recognition policies, please more fully address the following:

•	More explain the differences between host customer arrangements and partnership arrangements, including how you determine whether an arrangement is a host arrangement or a partnership arrangement;

•	More fully explain how you determine and estimate incentive payments throughout the term of an agreement;

•	More fully explain any differences in your accounting for upfront incentive payments for arrangements that provide customers the unilateral ability to terminate and those that do not;

•	You disclose that although an energy storage system is purchased by you from a third-party manufacturer and provided to the customer, you obtain control prior to delivery and are the principal in the arrangement. More fully explain how you determined you obtain control of the energy system prior to delivery to the customer. We note that obtaining legal title of a product only momentarily before it is transferred to the customer does not necessarily indicate that you are the principal. Refer to ASC 606-10-55-37A; and

•	You indicate that the Company is “primarily” responsible for fulfilling the delivery of the energy storage system to the customer, it assumes substantial inventory risks, and it has discretion in the pricing charged to the customer. Explain whether there are any arrangements where you are not “primarily” responsible for fulfilling these activities. Refer to ASC 606-10-55-39

Response:

The Company acknowledges the Staff’s comment and has revised its revenue disclosure to more fully address each of the requests to include the following information:

•	Host customer arrangements are entered into with commercial entities who have traditionally relied on power supplied directly from the electrical grids. The customer under host customer arrangements is the end consumer of the energy that directly benefits from the energy optimization services provided by Stem. Under Stem’s host customer agreements, control of the energy storage systems do not transfer to the customer. Rather Stem operates, maintains and provides energy optimization services using its platform and the energy storage system. Partnership arrangements are entered into with a project developer, who often purchase, obtain control of and integrate the hardware provided by Stem with a solar component separately purchased from another party. The project developer is ultimately responsible for providing energy to the end consumer through a separate contractual relationship. See pages F-53 through F-55 and F-85 through F-87 for the revised disclosure.
•	Monthly incentive payments do not require estimation as they are based on the performance of the system each month, relate specifically to the outcome from transferring the services each month, and reflect the fees to which Stem expects to be entitled for providing energy optimization services each month, consistent with the allocation objective. Annual performance-based incentive payments are estimated using the expected value method, which takes into consideration historical experience, current contractual requirements, specific known market events and forecasted system performance patterns. See pages F-54 and F-86 for the revised disclosure.
•	In contracts where the customer has the unilateral ability to terminate for convenience prior to conclusion of the stated contractual term or the contractual term is shorter than the estimated benefit period, the upfront incentive payment represents a material right that is, in effect, an advance payment for future energy optimization services throughout the estimated benefit period. In contracts where the customer does not have the unilateral ability to terminate for convenience prior to the conclusion of the estimated benefit period, the upfront incentive payment does not represent a material right and is recognized as a component of the initial transaction price. See pages F-53 and F-85 for the revised disclosure.
•	Although a major component of the energy storage system is purchased by Stem from a third-party manufacturer and provided to the customer, Stem determined it obtains control of the energy storage system prior to delivery to the customer and is the principal in the arrangement. Stem is fully responsible for responding to and correcting any customer issues related to the delivery of the energy storage system. Stem holds title and assumes all risks of loss associated with the energy storage system until the customer accepts the energy storage system. Stem is primarily responsible for fulfilling the delivery of the energy storage system to the customer, assumes substantial inventory risks, and has discretion in the pricing charged to the customer. Refer to the expanded discussion below regarding Stem’s determination that it is the principal in fulfilling its obligation to deliver hardware. See pages F-54, F-55, F-86 and F-87 for the revised disclosure.
•	Stem does not enter into any partnership arrangements in which it is not the principal in the transaction. See pages F-54 and F-86 for the revised disclosure.

In addition to the edits made to fully address comments on the disclosure, the following is further discussion regarding Stem’s determination that it is the principal in fulfilling its obligation to deliver hardware under the partnership arrangements.

As discussed in ASC 606-10-55-36:

When another party is involved in providing goods or services to a customer, the entity should determine whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for those goods or services to be provided by the other party (that is, the entity is an agent).

The determination of principal vs. agent is based on whether Stem controls the goods or services before they are transferred to the customer. In partnership agreements, the nature of Stem’s promise is to transfer hardware directly to its customer as a principal as opposed to arranging for a third-party to transfer the hardware (as agent). At or near contract inception, Stem works directly with customers to determine the nature, scope and functionality of the hardware. The hardware includes a lithium-ion battery that is manufactured by a third-party which is paired with a power monitor designed by Stem. Stem is responsible to ensure that the hardware meets customer specification and assumes fulfillment risk. That is, if the hardware is faulty, designed inappropriately or needs any modification, Stem is responsible. That is, the nature of the relationship and the structure of the contract between Stem and the customer under partnership arrangements is such that the customer is purchasing the hardware from directly from Stem. As a principal, Stem has significant exposure and risks in ensuring the hardware is appropriately designed and meets the customer’s requirements. Stem addresses any issues related to the hardware upon delivery. Therefore, Stem determined its performance obligation is to transfer the hardware itself as a principal and that it obtains control of the hardware prior to it being transferred to the customer.

Stem analyzed the following three indicators discussed in ASC 606-10-55-39 to support this conclusion:

1.	The entity is primarily responsible for fulfilling the promise to provide the specified good or service

Stem contracts with the customer to deliver hardware. Because Stem works with the customer to design the hardware to their specifications (and the customer agrees to the specifications of the hardware required) the customer is generally aware of the original equipment manufacturer (“OEM”) from whom Stem purchases the hardware. This is because there are a limited number of manufacturers of lithium-ion batteries and the specific battery is typically identified in the contract. However, the customer is purchasing the hardware from Stem. The customer relies on Stem (rather than the OEM) to ensure the hardware is appropriate and in accordance with its requirements. Stem has significant expertise in designing, procuring and delivering hardware and, as part of its contract with the customer, Stem ensures the proper components are provided in accordance with the requirements of the contract. The customer has no contractual relationship with the OEM nor does the customer have any interaction with the OEM. Stem is the entity most visible to the customer due to its contractual relationship and expertise in providing hardware. The customer has a designated period of time to inspect the hardware upon delivery and, if there are any issues with the hardware, will require Stem to correct the issue rather than the OEM. Based on these factors, Stem determined it is primarily responsible for fulfilling the delivery of the hardware to the customer.

2.	The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer

Due to the high cost of the hardware and Stem’s cash flow management strategies, Stem typically manages the delivery of its hardware through just-in-time ordering processes. In other words, Stem strives to minimize its cash tied up in inventory by timing its purchase orders with the OEM such that it can drop ship hardware directly from the OEM to the customer site. However, there are instances where the customer may not be ready for a hardware delivery and, as such, Stem is required to accept delivery of the hardware from the OEM and maintains a warehouse for the storage of such inventory. This is due to the fact that, as a result of placing a binding purchase order with Stem, holds Stem responsible for ensuring delivery is satisfied in accordance with the timing and requirements of the contract between Stem and the customer regardless of when the OEM is ready to fulfill its obligation to Stem. In such instances, Stem holds title and all risks of loss associated with the hardware until the customer is ready to accept the delivery. Stem could redirect the hardware to another customer with the same requirements if the customer was ready to accept delivery prior to the originally intended customer. This is true for just-in-time shipments where Stem could redirect the hardware while in transit.

Even in instances where the hardware is drop shipped to the customer’s location, Stem has economic exposure to the hardware. If, for example, the customer is unwilling or unable to pay for the hardware delivery, Stem is in no way relieved of its obligation to pay the OEM for the full amount of the hardware. That is, if the customer does not accept the hardware (for example, because specifications are not met), Stem is still obligated to pay the OEM or seek other remedies from the OEM. Stem is also responsible for the accuracy of the product delivered and, for example, if the hardware specifications were not met, Stem would be responsible for accepting a return of the hardware and would be required to either resell the hardware or negotiate a return to the OEM. Lastly, once a purchase order is placed by Stem with the OEM, Stem is obligated to purchase the hardware or, in the event a purchase order is cancelled, is subject to a cancellation fee. Stem is responsible for paying any such cancellation fees regardless of whether it can recoup those fees from the customer. Based on these factors, Stem determined it has inventory risk in relation to the hardware.

3.	The entity has discretion in establishing the price for the specified good or service.

Stem has full discretion in the price charged to the customer for the hardware. Stem generally sells hardware to its customers at a targeted profit margin. However, Stem has flexibility and discretion in the negotiated price with the end user and could, if it so chose, sell the hardware outside of its targeted profit margin range. The customer does not have visibility into the contract between Stem and the OEM and the negotiation between Stem and the OEM is independent of the negotiation between Stem and its customer. There are no limitations in the contract between Stem and the OEM that restrict Stem’s ability to sell hardware for whatever price it deems appropriate. Based on these factors, Stem determined it has discretion in establishing the price for the hardware.

Stem believes the above indicators support its conclusion that it controls the hardware before it is transferred to the customer and that Stem is therefore the principal for the sale of the hardware.

Exhibits

28.	Staff’s comment:

Please file as exhibits the “New Executive Agreements” mentioned on page 120.

Response:

The Company respectfully acknowledges the Staff’s comment and has filed as Exhibit 10.9 the form of employment agreement mentioned on page 121 of the Revised Registration Statement.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Matthew R. Pacey, P.C. of Kirkland & Ellis LLP at (713) 836-3786 or Bryan D. Flannery of Kirkland & Ellis LLP at (713) 836-3573 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

STAR PEAK ENERGY TRANSITION CORP.

By:	/s/ Eric Scheyer
Name: Eric Scheyer
Title: Chief Executive Officer

cc:	John Carrington, Stem, Inc.

John T. Gaffney, Gibson, Dunn & Crutcher LLP